# SIGULER GUFF GLOBAL MARKETS, LLC
## (A Limited Liability Company)


**STATEMENT OF FINANCIAL CONDITION**


**DECEMBER 31, 2022**

| OMB APPROVAL |
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| OMB Number: 3235-0123 |
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| SEC FILE NUMBER |
|---|
| 8-68996 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Siguler Guff Global Markets, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 Park Avenue, 23rd floor
(No. and Street)

| New York | NY | 10166 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Chad Kirschenblatt | 516-222-9111 | chad.kirschenblatt@jrllc.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Marcum LLP
(Name – if individual, state last, first, and middle name)

| Park 80 West, 250 Pehle Avenue, Suite 601 | Saddle Brook | NJ | 07663 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10-16-2003 | 688 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, ___Jun Isoda_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Siguler Guff Global Markets, LLC_____, as of ___12/31_____, 2_022___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Laura C. House
Notary Public - State of New York
No. 01H06192348
Qualified in New York County
Commission Expires 10/26/2024

Signature: _____

Title: _____
CFO

_____
Notary Public

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# SIGULER GUFF GLOBAL MARKETS, LLC
## (A Limited Liability Company)

## DECEMBER 31, 2022

## TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

Page



# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
**Siguler Guff Global Markets, LLC**

*Opinion on the Financial Statement*

We have audited the accompanying statement of financial condition of Siguler Guff Global Markets, LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

*Basis for Opinion*

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2013 (such date takes into account the acquisition of Rotenberg Meril Solomon Bertiger & Guttilla, P.C., by Marcum LLP effective February 1, 2022).

*Marcum LLP*

Marcum LLP
Saddle Brook, NJ
April 14, 2023

# SIGULER GUFF GLOBAL MARKETS, LLC
## (A Limited Liability Company)
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2022

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 89,470 |
| Prepaid expenses | | 26,890 |
| **Total assets** | $ | 116,360 |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| Liabilities: | | |
| Accounts payable and accrued expenses | $ | 29,341 |
| Member's equity | | 87,019 |
| **Total liabilities and member's equity** | $ | 116,360 |

See notes to the financial statement

## 1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Siguler Guff Global Markets, LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company earns fees as a placement agent for securities offerings in private investment funds offered by affiliates of the Company. The Company is a wholly-owned subsidiary of Siguler Guff & Company, LP ("Siguler Guff"), a multi-strategy private equity investment firm. The Company was capitalized by Siguler Guff with a contribution of $50,000 on November 21, 2012 and had limited operations prior to becoming a broker-dealer. Affiliated advisory entities, Siguler Guff Advisers, LLC ("SGA") and Russia Partners Management, LLC ("Russia Partners") manage and sponsor a number of U.S. and offshore private investment funds (the "Funds"). SGA, a registered investment adviser with the U.S. Securities and Exchange Commission, provides discretionary investment advisory services to private equity investors through pooled investment vehicles that invest the majority of their assets in privately placed, pooled investment vehicles managed by professional, third party managers and direct investment private equity investments. Russia Partners, a registered investment advisor with the U.S. Securities and Exchange Commission, provides investment advisory services to private equity investors. Russia Partners is in process of liquidating their remaining investments and has not deployed any new capital as well as had any new placements for the year ended December 31, 2022.

The sole business activity of the Company is to act as a placement agent in offerings of interests in the Funds managed by SGA. The Company offers the Funds to its institutional and high net worth investors. The Company does not solicit or sell directly to retail investors and does not hold or have custody of investor funds or securities. Registered persons of the Company communicate with investors by personal contact, telephone, email, letter and other marketing materials, including the offering documents of the Funds.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of presentation
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. Further information over significant accounting policies are described in the following paragraphs.

### Concentration of risk
The Company maintains cash in a bank account which is non-interest bearing and insured by the FDIC up to $250,000. The Company has not experienced any losses in such account and does not believe it is exposed to any significant credit risk on cash.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

*Income taxes*
As a wholly-owned limited liability company, the Company is not subject to Federal, state or local income taxes. All items of income, expense, gains and losses are reportable by the member for tax purposes. The Company is considered to be a disregarded entity and does not file income tax returns in any jurisdiction.

*Uncertain tax positions*
The Company follows the accounting guidance for uncertainty in income taxes pursuant to Financial Accounting Standards Board (FASB) ASC 740, Income Taxes. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by tax authorities.
The Company had no unrecognized tax benefits at December 31, 2020. No accrued interest and penalties associated with uncertain tax positions were recorded during the year ended December 31, 2022 or accrued for as of December 31, 2022.

Generally, federal, state and local authorities may examine the Company's member's tax returns for three years from the date of filing; consequently, the respective tax returns for the years prior to 2019 are no longer subject to examination by tax authorities.

3. **NET CAPITAL REQUIREMENTS**

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2022, the Company had net capital, as defined, of $60,129, which exceeded the required minimum net capital of $5,000 by $55,129. Aggregate indebtedness at December 31, 2022 totaled $29,341. The Company's percentage of aggregate indebtedness to net capital was 48.80%.

4. **RELATED PARTIES TRANSACTIONS**

Pursuant to a cost sharing agreement with Siguler Guff, the Company is allocated expenses for rent, compensation, and general operating expenses paid for by Siguler Guff. The Company participates in a variety of financial and administrative transactions with related parties and may be financially dependent on such parties. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Siguler Guff has committed to fully fund the Company, now and in the future, and to deposit additional funds should it become necessary for the Company to remain in net capital compliance.

5. **SUBSEQUENT EVENTS**

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2022 through the date the financial statements were issued. Management determined that there are no other material events that would require disclosures in the Company's financial statements.